                                                                     Exhibit 4.3

                            GENERAL STOCK AWARD PLAN
                  FORM OF THE GRANT LETTER FOR US BENEFICIARIES

Chief Executive Officer


                                   Paris, December ___, 2004

Dear _____,

The general shareholders' meeting authorized the implementation of a stock award plan reserved for Group employees on 18 May 2004. The Compensation and Appointment Committee determined the terms of this plan and the Board of Directors approved the plan on 25 August 2004.

The purpose of this plan is to grant shares for no consideration to each employee in support of the efforts made during the last two years, which led to the recovery of our business. The Group's management wants to afford the employees the opportunity to share any benefits of this recovery, including any share price appreciation.

This plan also reflects our confidence in your professionalism and loyalty. It marks the launching of the three year "SCOR Moving Forward" plan which defines the terms and conditions of the Group's redeployment and shows its determination to succeed. The stock award plan is intended to involve you in the implementation and success of the strategic plan.

I am pleased to inform you that ________ SCOR shares are conditionally granted to you under the General Stock Award Plan for SCOR 2004-2005. You will be eligible to receive ownership of these shares on January 10, 2005, provided that you meet the terms and conditions of the grant of shares as set forth in the plan.

In particular, the plan provides as one of the conditions of the grant, that you are required to open a custody account on or before January 9, 2005 with Euro Emetteurs Finances (EEF), with which SCOR has signed an agreement to manage the plan, into which custody account your Shares will be deposited.

If you fail to open your custody account in accordance with the instructions provided in the custody account memorandum, on or before January 9, 2005, you shall forfeit all rights to receive shares under the plan.

You will have the opportunity to choose a delivery of the granted shares to EEF or a delivery of the granted shares for deposit with the depositary under the ADS facility in exchange for American Depositary Shares ("ADSs") corresponding to the granted shares. Should you elect for a delivery of the corresponding ADSs, such ADSs will be delivered to you in global form through the Depositary Trust Company and registered in the name of brokerage account you may designate.

SCOR                                         Tel +33 (0)1 46 98 70 00                     RCS Nanterre B 562 033 357
Immeuble SCOR                                Fax +33 (0)1 47 67 04 09                     Siret 562 033 357 00020
1, Avenue du General de Gaulle               e-mail : scor@scor.com                       Societe Anonyme au Capital
92074 Paris La Defense Cedex                                                              de 645 335 978 Euros
France

You will find herewith the terms and conditions of this grant, the consequences in terms of federal income taxes and social security payments which will affect you, as well as the custody account memorandum which details instructions for opening your EEF custody account and electing for a delivery of ADSs.

Provided the terms and conditions of the plan are met, the ownership transfer of the shares conditionally granted to you under the plan by this letter will take place on 10 January 2005. As of that date, you will be the owner of the granted shares and you may sell all or part of the shares at any time thereafter.

Yours faithfully,

Denis Kessler

SCOR                                    Tel +33 (0)1 46 98 70 00            RCS Nanterre B 562 033 357
Immeuble SCOR                           Fax +33 (0)1 47 67 04 09            Siret 562 033 357 00020
1, Avenue du General de Gaulle          e-mail : scor@scor.com              Societe Anonyme au Capital
92074 Paris La Defense Cedex                                                de 645 335 978 Euros
France

                                                                               2